AMENDED SCHEDULE A

dated December 13, 2018

to the

INVESTMENT ADVISORY AGREEMENT

dated January 22, 2016 between

GALLERY TRUST

And

MONDRIAN INVESTMENT PARTNERS LIMITED

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance with the following fee schedule:

Fund	Rate
Mondrian International Equity Fund	0.70%
Mondrian Emerging Markets Equity Fund	0.75%
Mondrian International Government Fixed Income Fund	0.50%
Mondrian U.S. Small Cap Equity Fund	0.80%
Mondrian Global Listed Infrastructure Fund	0.85%
Rothko Emerging Markets Equity Fund	0.75%

ACKNOWLEDGED AND ACCEPTED BY:

GALLERY TRUST

/s/ Dianne M. Descoteaux
Name: Dianne M. Descoteaux
Title: VP & Secretary

MONDRIAN INVESTMENT PARTNERS LIMITED

/s/ David Tilles
Name: David Tilles
Title: Executive Chairman

A-1